Email: sfeldman@olshanlaw.com

Direct Dial: 212.451.2234

April 1, 2021

VIA EDGAR AND E-MAIL

Division of Corporation Finance

U.S. Securities and Exchange Commission

Mail Stop 3628

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Margaret Schwartz, Esq.,
Office of Life Sciences

Re:	Anebulo Pharmaceuticals, Inc.
Amendment No. 1 to Draft Registration Statement on Form S-1
Submitted March 12, 2021 .

Ladies and Gentlemen:

On behalf of Anebulo Pharmaceuticals, Inc., a Delaware corporation (the “Company”), we are hereby filing in electronic format through EDGAR with the U. S. Securities and Exchange Commission, pursuant to the Securities Act of 1933, amended, one complete copy of the Company’s Registration Statement on Form S-1 (the “Registration Statement”), for the registration of $15,000,000 in shares of the Company’s common stock, including one complete copy of the exhibits listed as filed therewith.

The Registration Statement responds to the comments received from the staff of the SEC in its comment letter dated March 25, 2021, with respect to the Company’s Confidential Submission No. 2 of its Draft Registration Statement on Form S-1 (CIK No. 0001815974) submitted confidentially to the Division of Corporation Finance by the Company on March 12, 2021, as discussed below.

Courtesy copies of this letter and the Registration Statement (as marked to reflect changes), together with all exhibits, are being provided by email directly to the staff for its convenience (attention: Margaret Schwartz, Esq.) in the review of the foregoing documents.

To facilitate the staff’s review, the SEC’s comments are reproduced before each of the Company’s responses thereto. All page numbers referred to in the responses to the staff’s comments correspond to the page numbers of the Registration Statement.

April 1, 2021

Draft Registration Statement on Form S-1, Submitted March 12, 2021

Prospectus Summary

Our Company, page 1

1.	We note your response to prior comment 3. We find the revisions made to page 1 and elsewhere to be a rephrasing of the term “first-in-class” and not a removal of such references. Please remove any language that states or implies that your product candidate will be the first approved treatment for an indication. If your intention was to convey your belief that the product is further along in the development process, you may discuss that you are not aware of competing products that are further along in the development process.

Response: In response to the staff’s comment, the Company has replaced the previous “first-in-class” language in the following sentence (added words are italicized), which closely tracks the last sentence of the staff’s comment:

There is no approved medical treatment currently available to specifically alleviate the symptoms of cannabinoid overdose and we are not aware of any competing products that are further along in the development process than ANEB-001 in reversing the effects of tetrahydrocannabinol (“THC”), the principal psychoactive constituent of cannabis.

See pages 1, 52 and 64, as well as pages 8 and 71.

Our Market Opportunity, page 4

2.	We note your response to prior comment 4. Please revise to remove the attribution to an unidentified third-party or revise your filing to identify such third party and file a consent from such third party. Please see Securities Act Rule 436 and Question 233.02 of Securities Act Rules Compliance and Disclosure Interpretations.

Response: With guidance from Question 233.02 of Securities Act Rules Compliance and Disclosure Interpretations, the Company has removed the reference to the unnamed consultation and data services provider and has disclosed its own sponsorship of the physician survey. See pages 4 and 67.

Our Clinical Trials and Development Plan, page 5

3.	We note your response to prior comment 10. The disclosure indicates that ANEB-001 was the subject of clinical trials conducted by a third party for a different indication. In light of this, please revise the pipeline table to (i) visually clarify that the Vernalis clinical trials were not your trials (such as by using slotted lines on the arrow and/or a different colored arrow) and (ii) include prominent footnoted disclosure that you are relying on studies performed by a third party for a different indication, and that FDA or a foreign equivalent regulator may disagree with your ability to reference the clinical data generated by the third-party trials. Please also include a risk factor describing this and any other pertinent risks.

Response: At the request of the staff, the pipeline table on pages 2 and 65 has been revised to (i) visually clarify that the Vernalis clinical trials were not conducted by the Company (by using a different colored arrow) and (ii) include footnoted disclosure that it is relying on studies performed by a third party for a different indication, obesity, and that the FDA or a foreign equivalent regulator may disagree with the Company’s ability to reference the clinical data generated by such third-party trials in connection with the indication for cannabinoid overdose and addition, with a cross-reference to the related risk factor.

April 1, 2021

The following risk factor has been added on page 18:

We are relying on clinical trials performed by a third party for a different indication, and the FDA or a foreign equivalent regulator may disagree with our ability to reference clinical data from third-party trials.

As described in “Business – Our Clinical Trials and Milestones,” as part of the preclinical characterization of ANEB-001, Vernalis demonstrated that oral administration of ANEB-001 reduced hypolocomotion in mice after 30 minutes, effectively reversing the actions of THC. In 2006 and 2007, two phase 1 studies for the treatment of obesity were conducted by Vernalis for ANEB-001. The Vernalis clinical trials were not conducted or overseen by us. Nonetheless, we are relying on these studies performed by a third party for a different indication. The FDA or a foreign equivalent regulator may disagree with our ability to reference the clinical data generated by the third-party trials. Should this occur, we are likely to experience delays in our ability to receive regulatory approval and commercialize our product candidate.

Our Growth Strategy, page 5

4.	We note your statements on page 6 and 68 that you aim to be capital efficient in developing ANEB-001 to improve your ability to efficiently commercialize ANEB-001 “once approved by the FDA.” Please revise the “once approved” to remove any implication that your product candidate will receive FDA approval.

Response: As requested by the staff, the phrase “once approved” has been replaced with “if approved” to remove any implication that the Company’s product candidate will receive FDA approval. See pages 5 and 68.

Business

Our Clinical Trials and Milestones, page 68

5.	We note your response to prior comment 20. Please revise your disclosure to state the number of subjects in your Phase 1b study and explain how statistical significance relates to FDA standards of efficacy.

Response: In response to this comment, the number of human subjects in the Company’s second Phase 1 study (eight subjects in fed and fasted states and eight subjects that were lean and overweight) has been added on pages 7 and 70. Additionally, an explanation of p-values and how statistical significance relates to the FDA’s evidentiary standard of efficacy has been added on page 70.

April 1, 2021

Financial Statements for the period from April 23, 2020 (inception) to June 30, 2020

Note 9. Series A Convertible Preferred Stock, page F-14

6.	You state on page F-14 that upon achieving certain “development milestones” and “being certified by the Board of Directors”, the Company has the obligation to issue and the Initial Investor plus one designated additional investor have the right and obligation to purchase Milestone Warrants to purchase “638,556 and 510,845” shares of Series A Preferred, respectively. Please address the following:

●	The terms of the agreement disclosed on page F-14 differ from the terms disclosed on pages 93 and F-24. Please revise throughout the filing for consistency.
●	Clarify what is meant by “being certified by the Board of Directors”.
●	Revise to clarify the nature of the milestone that needs to be achieved as it is not clear that “certain corporate events” and “development” milestone are referring to the same milestone.
●	We note the additional disclosure included in Overview of Liquidity and Capital Resources on page 56. Clarify in the filing if it is expected that the milestone will be achieved prior to consummation of the offering.

Response: In response to this comment, the Company has disclosed that, on March 8, 2021, 22NW, LP and Aron English purchased the milestone warrants for $2,250,000 in cash following acceptance of an open clinical trial application (CTA) in the Netherlands, permitting the Company to utilize ANEB-001 on human subjects in a Phase 2 clinical trial. The achievement of this milestone (or “corporate event” under the referenced Securities Purchase Agreement), which is described, triggered the obligation to purchase the milestone warrants. Consistent disclosure of the milestone warrants appears on pages 9, 58, 89, 93 and F-14.

* * *

The Company respectfully requests the staff’s expedited review of the Registration Statement so that it may proceed to file a pricing amendment and circulate a preliminary prospectus in order to complete its initial public offering in early May 2021.

Kindly address any comments or questions that you may have concerning this letter or the enclosed materials to Daniel Schneeberger, M.D., the Chief Executive Officer of the Company (tel.: (857) 500-2017) or me (tel.: (212) 451-2234).

Very truly yours,

/s/ Spencer G. Feldman
Spencer G. Feldman

cc:	Margaret Schwartz, Esq.
Dr. Daniel Schneeberger
Mr. David Lachtman
Ben A. Stacke, Esq.